                                                           EXHIBIT 4_
___________________________________________________________________________




                               DOW JONES & COMPANY, INC.

                              DEFERRED COMPENSATION PLAN





                                Effective January 1, 2003


















____________________________________________________________________________

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                                 DOW JONES & COMPANY, INC.
                                DEFERRED COMPENSATION PLAN
                                    Table of Contents

                                                                        Page
ARTICLE 1. DEFINITIONS                                                     4
1.1.   "Account"                                                           4
1.2.   "Additional Compensation"                                           4
1.3.   "Affiliated Entity"                                                 4
1.4.   "Annual Supplementary Benefit"                                      5
1.5.   "Base Salary"                                                       5
1.6.   "Benchmark Fund"                                                    5
1.7.   "Beneficiary"                                                       5
1.8.   "Board of Directors"                                                5
1.9.   "Chief Executive Officer"                                           5
1.10.  "Code"                                                              5
1.11.  "Committee"                                                         5
1.12.  "Company"                                                           5
1.13.  "Compensation"                                                      6
1.14.  "Compensation Limit"                                                6
1.15.  "Deferrable Compensation"                                           6
1.16.  "Deferral Election"                                                 6
1.17.  "Effective Date"                                                    6
1.18.  "Elective Deferral Subaccount"                                      6
1.19.  "Elective Matchable Deferred Amount"                                6
1.20.  "Eligible Employee"                                                 6






























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1.21.  "Employee"                                                          6
1.22.  "Employer"                                                          7
1.23.  "Enrollment Period"                                                 7
1.24.  "401(k) Savings Plan"                                               7
1.25.  "Hardship Withdrawal"                                               7
1.26.  "Incentive Compensation"                                            7
1.27.  "In-Service Withdrawal"                                             7
1.28.  "Matchable Deferral Election"                                       7
1.29.  "Money Purchase Plan"                                               8
1.30.  "Outside Director"                                                  8
1.31.  "Participant"                                                       8
1.32.  "Plan"                                                              8
1.33.  "Plan Year"                                                         8
1.34.  "SERP Subaccount"                                                   8
1.35.  "Supplementary 401(k) Savings Plan Credit"                          8
1.36.  "Supplementary Credit"                                              8
1.37.  "Supplementary Elective Matchable Deferred Amount Matching Credit"  9
1.38.  "Supplementary Money Purchase Plan Credit"                          9

ARTICLE 2. PARTICIPATION AND DEFERRAL                                      9

2.1.  Participation.                                                       9
2.2.  Deferral of Compensation.                                            9
2.3.  Credit to Participant's Account.                                    11
2.4.  Determination of Annual Supplementary Benefit Amount.               11
2.5.  Existing Deferred Compensation Balances.                            12
2.6.  Vesting.                                                            13

ARTICLE 3. BENCHMARK FUNDS                                                13

3.1.  Benchmark Funds.                                                    13

























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3.2.  Source of Payments.                                                 13

ARTICLE 4. TERMINATION AND DISTRIBUTION                                   14
4.1.  Termination of Active Participation.                                14
4.2.  In-Service Withdrawals.                                             14
4.3.  Hardship Withdrawals.                                               15
4.4.  Distribution of Account Following Termination.                      15

ARTICLE 5. ADMINISTRATION OF PLAN                                         17
5.1.  Committee.                                                          17
5.2.  Effect of Committee's Action.                                       18
ARTICLE 6. CLAIMS PROCEDURE                                               18

6.1.  Claims.                                                             18

ARTICLE 7. MISCELLANEOUS                                                  19
7.1.  Amendment or Termination of Plan.                                   19
7.2.  Construction.                                                       19
7.3.  Funding.                                                            20
7.4.  Participant's Interest.                                             20
7.5.  Governing Law.                                                      20

                                DOW JONES & COMPANY, INC.

                               DEFERRED COMPENSATION PLAN
     Dow Jones & Company, Inc. hereby establishes the Deferred Compensation Plan effective January 1, 2003, which will be maintained primarily as a plan of deferred compensation for a select group of management and highly compensated employees of Dow Jones & Company, Inc. and certain of its subsidiary and affiliated business entities. The purpose of the plan is to provide participants with a capital accumulation opportunity by deferring compensation on a pre-tax basis, to provide participants on an unfunded basis with those retirement benefits which would have become payable under the 401(k) Savings Plan and the Money Purchase Plan but for the limitations directly or indirectly imposed by the Code on the contributions which could have been provided under such plans with respect to employee participants, and to provide the Company with a method of rewarding and retaining its highly compensated executives.

                                     ARTICLE 1.
                                   DEFINITIONS
     When used in this document, capitalized words and phrases will have the following meanings unless the context clearly requires a different meaning:

     1.1. "Account" means the account established on the Company's books and records for each Participant which reflects the deferred amounts which the Company promises to pay to the Participant under the terms and conditions of this Plan. Each Participant's Account may be subdivided into multiple subaccounts as necessary or convenient to reflect (i) the source of amounts credited to the subaccount and (ii) allocations among Benchmark Funds selected by the Participant. References to a Participant's "Account" shall refer to the Account in the aggregate, or any subaccount, as the context may dictate.

     1.2. "Additional Compensation" means the sum of (i) the amount of a Participant's annual Compensation in excess of the Compensation Limit and
(ii) any Compensation deferred pursuant to Section 2.2(d) to the extent that, as a result of such deferral, the Participant's Compensation for any year as defined in the 401(k) Savings Plan and the Money Purchase Plan is less than the Compensation Limit as defined in the 401(k) Savings Plan and the Money Purchase Plan. In addition, the Committee in its discretion may elect to include other amounts in the Additional Compensation of an individual Participant.

     1.3. "Affiliated Entity" means any corporation, limited liability company, partnership or other business entity or division or department of an entity, having employees to whom the Board of Directors has extended (with the acceptance of such entity) the benefits of this Plan, or any successor entities of such an entity.

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     1.4. "Annual Supplementary Benefit" means the aggregate amount or any part of the Supplementary Money Purchase Plan Credit, the Supplementary 401(k) Savings Plan Credit, the Elective Matchable Deferred Amount and the Supplementary Elective Matchable Deferred Amount Matching Credit credited to a Participant's account with respect to any year.

1.5. "Base Salary" means an Eligible Employee's annual base salary for services rendered to an Employer as defined under the 401(k) Savings Plan.

     1.6. "Benchmark Fund" means any of the investment vehicles used as hypothetical measuring devices to determine the returns to be credited on amounts allocated to Participants' Accounts as described in Section 3.1.

     1.7. "Beneficiary" means the person or persons designated as such by a Participant pursuant to Section 4.4(d) hereof to receive any amounts payable under this Plan with respect to such Participant following the Participant's death or, if applicable, the contingent or default Beneficiary determined pursuant to Section 4.4(d).

     1.8. "Board of Directors" means the Board of Directors of Dow Jones & Company, Inc.

     1.9. "Chief Executive Officer" means the Chief Executive Officer of Dow Jones & Company, Inc.

     1.10. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

     1.11. "Committee" means the committee comprising not less than three persons appointed by the Chief Executive Officer as provided in Section 5.1 to administer this Plan.

     1.12. "Company" means Dow Jones & Company, Inc., a Delaware corporation.

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     1.13. "Compensation" means the sum of (i) a Participant's
"Compensation" for a year as defined under the 401(k) Savings Plan and the Money Purchase Plan and (ii) any amounts deferred pursuant to Sections 2.2(d) and 2.4(c) of the Plan.

     1.14. "Compensation Limit" has the meaning set forth in the 401(k) Savings Plan and the Money Purchase Plan applied using the definition of Compensation in Section 1.14 of the Plan. The Compensation Limit for 2003 is $200,000.

     1.15. "Deferrable Compensation" means (i) amounts payable to an Eligible Employee as Base Salary and Incentive Compensation during a Plan Year for services rendered to an Employer or (ii) amounts payable by the Company to an Outside Director as director's fees.

     1.16. "Deferral Election" means the written notice (or in such electronic form as designated by the Committee) by which a Participant elects to defer a portion of his or her Deferrable Compensation, pursuant to
Section 2.2(d).

     1.17. "Effective Date" means January 1, 2003.

     1.18. "Elective Deferral Subaccount" means the aggregate of all subaccounts of a Participant's Account that are attributable to Deferral Elections by a Participant pursuant to Section 2.2(d).

     1.19. "Elective Matchable Deferred Amount" means the amount of a Participant's Additional Compensation, initially not to exceed two percent (2%) thereof, that the Participant irrevocably elects to defer and to have credited to the Participant's account under the Plan with respect to any year, pursuant to Section 2.4(c).

     1.20. "Eligible Employee" means any member of management or any highly compensated Employee who is designated by the Committee to participate in this Plan.

     1.21. "Employee" means any person employed by an Employer (but only while the Employer is, or was, the Company or an Affiliated Entity, unless otherwise provided in this Plan), including a Participant. Employee shall be deemed to include any United States citizen employed by a foreign Affiliated Entity. Employee shall also include an individual who would be an Employee but who is on a Leave of Absence (as defined in the 401(k) Savings Plan and the Money Purchase Plan). Employee shall not include, however, any director of the Company or an Affiliated Entity not otherwise employed as an Employee.

    1.22. "Employer" means the Company or any Affiliated Entity that employs management or other highly compensated Employees who are Eligible Employees.

     1.23. "Enrollment Period" means (i) for the 2003 Plan Year, the period from November 1, 2002 through December 1, 2002, and (ii) for each subsequent Plan Year, the period from November 1 through December 1 of the preceding Plan Year. The Committee may extend the Enrollment Period for any Plan Year if necessary or convenient for administrative purposes provided that each Enrollment Period must end not less than one day prior to the first day of the applicable Plan Year. In addition, each employee will have an initial Enrollment Period for a period of 30 days after he or she is first designated as eligible to participate in the Plan.

     1.24. "401(k) Savings Plan" means the Dow Jones 401(k) Savings Plan, which was amended and restated effective as of January 1, 2000.

     1.25. "Hardship Withdrawal" means payment of a portion of a Participant's Account due to an unforeseeable emergency that results in severe financial hardship to the Participant as provided in Section 4.3.

      1.26. "Incentive Compensation" means any amounts paid by an Employer to an Eligible Employee as compensation for services under the terms of a plan, agreement or other arrangement where (i) absent on election to defer, such amounts would be payable as annual or sign-on bonus, commission, or Contingent Stock Right final award, or (ii) the Committee specifies in writing prior to the Enrollment Period for the Plan Year in which such amounts would otherwise be earned that the Eligible Employee may defer part or all of such amounts under the terms of this Plan.

     1.27. "In-Service Withdrawal" means payment of a portion of a Participant's Account prior to his or her termination of employment as provided in Section 4.2.

     1.28. "Matchable Deferral Election" means the written notice (or in such electronic form as designated by the Committee) by which a Participant elects to defer a portion of his or her Additional Compensation, pursuant to
Section 2.4(c)

     1.29. "Money Purchase Plan" means the Dow Jones Money Purchase Retirement Plan which became effective as of January 1, 2000.

     1.30. "Outside Director" means a director of the Company who is not an employee of the Company or any Affiliated Entity.

     1.31. "Participant" means an Eligible Employee or Outside Director who elects to defer a portion of his or her Compensation or to whose Account the Company or any Affiliated Entity credits a Supplementary Credit under the terms of this Plan.

     1.32. "Plan" means the Dow Jones & Company, Inc. Deferred Compensation Plan as set forth in this document.

     1.33. "Plan Year" means the twelve month period beginning January 1 and ending December 31.

     1.34. "SERP Subaccount" means the aggregate of all subaccounts of a Participant's Account that are attributable to Annual Supplementary Benefits or amounts transferred to a Participant's Account from another plan pursuant to Section 2.5.

     1.35. "Supplementary 401(k) Savings Plan Credit" means the amount, initially equal to three percent (3%) of a Participant's Additional Compensation, that the Company credits to the Participant's account under the Plan with respect to any year, corresponding in percentage to the "Company Fixed Contribution" to the Participant's 401(k) Savings Plan account with respect to the Participant's Compensation (as defined in the 401(k) Savings Plan) not in excess of the Compensation Limit (as defined in the 401(k) Savings Plan) for such year.

     1.36. "Supplementary Credit" means any one or more of a Supplementary 401(k) Savings Plan Credit, a Supplementary Money Purchase Plan Credit, and a Supplementary Elective Matchable Deferred Amount Matching Credit.

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     1.37. "Supplementary Elective Matchable Deferred Amount Matching
Credit" means the amount, initially not to exceed two percent (2%) of a Participant's Additional Compensation, that the Company credits to the Participant's account under the Plan with respect to any year, to match the Participant's Elective Matchable Deferred Amount for such year.

     1.38. "Supplementary Money Purchase Plan Credit" means the amount, initially equal to twelve and seven-tenths percent (12.7%) of a Participant's Additional Compensation, that the Company credits to the Participant's account under the Plan with respect to any year, corresponding in percentage to the "Company Contribution" to the Participant's Money Purchase Plan account with respect to the Participant's Compensation (as defined in the Money Purchase Plan) not in excess of the Compensation Limit (as defined in the Money Purchase Plan) for such year.

Words and phrases defined in the 401(k) Savings Plan and the Money Purchase Plan shall have the same meanings when used herein unless expressly provided to the contrary herein.


                                     ARTICLE 2
                             PARTICIPATION AND DEFERRAL
     2.1. Participation.
     (a) Participation in Plan. Participation in this Plan shall be limited to (i) each Employee who is included in the select group of management or highly compensated employees designated as Eligible Employees hereunder by the Committee; and (ii) each Outside Director. Initially, each Employee in salary level 1-13 shall be an Eligible Employee.

     (b) Participation in Supplementary Credits. Participation in Supplementary Credits shall be limited to each Eligible Employee (i) with respect to whom allocations of contributions under the 401(k) Savings Plan and/or the Money Purchase Plan are reduced as a result of the Compensation Limit or as a result of a deferral of Compensation pursuant to Section 2.2(d); provided, however, that a Participant who is not eligible to be credited with a "Company Contribution" under the Money Purchase Plan shall not have a Supplementary Money Purchase Plan Credit credited to his Account, or (ii) who is individually selected for participation notwithstanding his or her ineligibility for participation in the 401(k) Savings Plan or the Money Purchase Plan.

     (c) Becoming a Participant. An Eligible Employee or Outside Director will become a Participant upon first filing an election to defer
Compensation as provided in Section 2.2, or having an amount credited to his Account as a Supplementary Credit by the Company or an Affiliated Entity.

     2.2. Deferral of Compensation.

     (a) Base Salary and Incentive Compensation. An Eligible Employee generally may elect to defer up to 90% of his or her Base Salary and 90% of his or her Incentive Compensation for any Plan Year. The Committee may establish lower limits for deferrals by designated Eligible Employees or classes of Eligible Employees.

     (b) Director's Fees. An Outside Director may elect to defer up to 100% of his or her director's fees for any Plan Year.

     (c) Deferrals Prior to Effective Date. If an Eligible Employee was eligible to defer any bonus and filed an election to defer part or all of such bonus, but such bonus is earned and calculated on or after the Effective Date, then the Eligible Employee may file a new election with respect to such bonus under the terms of this Plan during the initial Enrollment Period.

     (d) Deferral Election. To defer part or all of his or her Base Salary, Incentive Compensation or Director's Fees, each Eligible Employee and Outside Director must file a Deferral Election with the Committee during the applicable Enrollment Period.
          (1) A Deferral Election must be filed during the Enrollment Period for the Plan Year in which Compensation to be deferred is earned. For example, an election to defer Base Salary, commission, annual or sign-on bonus or a director's fee which is earned during 2003 must be filed during the Enrollment Period for the 2003 Plan Year from November 1 to December 1, 2002. An election to defer a Contingent Stock Right final award must be filed during the Enrollment Period for the last Plan Year of the performance period relating to such Contingent Stock Right, e.g., for the 2003 Plan Year for Contingent Stock Rights subject to a 2000-2003 performance period. An election to defer Compensation for any Plan Year is irrevocable after the close of the Enrollment Period for such Plan Year.

          (2) A Deferral Election must identify (i) the source of Compensation to be deferred and (ii) the percentage (expressed in integral multiples of 1%) of each source to be deferred. A minimum of $5,000 of Compensation must be deferred for any Plan Year (which may be satisfied from any one or more sources of Compensation) and the Committee may increase this minimum deferral for any Plan Year by notice to Participants.

          (3) The maximum amount which may be deferred by any Participant will be limited so that non-deferred Compensation will be sufficient to satisfy tax (including FICA), loan repayment and other withholding requirements as determined in the sole and complete discretion of the Committee.

     (e) Election of Period of Deferral. When he or she files a Deferral Election, a Participant must also elect the period of deferral. The

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Participant may choose to defer for a period ending not sooner than January of the third Plan Year following the Plan Year in which deferral occurs and not later than his or her termination of employment.

          (1) If the period of deferral ends before the Participant's termination of employment, the amount of Compensation deferred will be paid as an In-Service Withdrawal described in Section 4.2. For example, if a Participant elects to defer Compensation that would otherwise be paid in February 2003, the earliest permitted withdrawal will be January 2006, and the Participant must elect an In-Service Withdrawal during the Enrollment Period for 2003 (November 1 - December 1, 2002).

          (2) If a Participant files an election to defer Compensation, but fails to specify a period of deferral, the Compensation will be deferred until the Participant's termination of employment.

     2.3. Credit to Participant's Account.

     (a) Base Salary. Any amounts attributable to Base Salary deferred by a Participant will be credited to his or her Account as soon as administratively convenient on or after the date on which the deferred amount would have been paid in cash if not deferred.

     (b) Incentive Compensation. Any amounts attributable to Incentive Compensation which are deferred by a Participant will be credited to his or her Account as soon as administratively convenient on or after the date on which the deferred amount would have been paid in cash if not deferred.

     (c) Director's Fees. Any amounts attributable to director's fees which are deferred by a Participant who is an Outside Director will be credited to his or her Account as soon as administratively convenient on or after the date on which the deferred amount would have been paid in cash if not deferred.

     2.4. Determination of Annual Supplementary Benefit Amount.

     (a) Supplementary 401(k) Savings Plan Credit. The Company's Supplementary 401(k) Savings Plan Credit shall be credited to the account under the Plan of a Participant who satisfies the requirements of Section 2.1(b) with respect to each pay period during the year in which the Participant has received Additional Compensation for such year.

     (b) Supplementary Money Purchase Plan Credit. The Company's Supplementary Money Purchase Plan Credit with respect to any year shall be credited to the Participant's account under the Plan early in the following calendar year after the Participant's total annual Compensation has been determined for the year with respect to which the credit is being made. The following Participants who satisfy the requirements of Section 2.1(b) shall be eligible to be credited with the Supplementary Money Purchase Plan Credit for a year: (i) Participants who are Employees on December 31 of such year; and (ii) Participants who terminated employment after January 31 of the year
(x) on account of death or disability (as defined in the 401(k) Savings Plan and the Money Purchase Plan) or (y) after completing 10 Years of Participation (as defined in the Money Purchase Plan).

     (c) Elective Matchable Deferred Amount and Supplementary Elective Matchable Deferred Amount Matching Credit. By filing a written Matchable Deferral Election (or in such electronic form as designated by the Committee) with the Company during the Enrollment Period for any Plan Year, any Participant who satisfies the requirements of Section 2.1(b) may elect irrevocably to defer the receipt of a percentage, initially not to exceed two percent (2%), of the Participant's Additional Compensation for such year and to have the Elective Matchable Deferred Amount credited to the Participant's account under the Plan. Each Participant's Elective Matchable Deferred Amount together with the Company's Supplementary Elective Matchable Deferred Amount Matching Credit attributable thereto shall be credited to the Participant's account under the Plan with respect to each pay period during the year in which the Participant has received Additional Compensation for such year. With respect to the first year in which a Participant becomes eligible to participate in this Plan (and, in addition, the second such year if, as of the date the Participant first receives notice of such eligibility, the Enrollment Period with respect to any Plan Year shall have passed with respect to such year), the Deferral Election shall be made within 30 days after the date the Participant first receives notice that the Participant is eligible to participate in this Plan.

     2.5. Existing Deferred Compensation Balances.

     Amounts previously deferred under the terms of the Dow Jones & Company, Inc. Supplementary Benefit Plan, as Amended and Restated effective January 1, 2000, or any other non-qualified plan, agreement, or arrangement of deferred or incentive compensation established by the Company or an Affiliated Entity for officers, directors or highly compensated employees may be transferred from such other plan, agreement, or arrangement and credited to a Participant's Account established under this Plan; provided, however, that any such amounts with respect to which installment distributions have begun before the Effective Date may not be transferred to a Participant's Account established under this Plan.

     (a) Transfers from Another Plan. Any amounts transferred to a Participant's Account from another plan, agreement, or arrangement pursuant to this Section 2.5 will be credited to one or more separate subaccounts as of the effective date of the transfer as directed by the Committee. Except as otherwise directed by the Committee, transferred amounts previously valued by reference to Dow Jones stock equivalents will be allocated to the Dow Jones Common Stock Fund, and transferred amounts previously valued by reference to the DJ Corporate Bond Index will be allocated to the Fidelity Retirement Money Market Portfolio. Thereafter, Participants will be permitted to reallocate such account balances among the full range of Benchmark Funds available to Participants.

     (b) Limitations. The Committee may establish other terms or limitations applicable to any deferred amounts transferred from such other plans, agreements, or arrangements including, without limitation, (i) restrictions on allocation of such transferred amounts among the Benchmark Funds, (ii) provisions to govern the deferral or distribution of such amounts after the Participant's termination of employment, and (iii) availability of such amounts for Hardship Withdrawals.

2.6. Vesting. Any amount credited to a Participant's Account, whether at his or her election, by Supplementary Credit, or by earnings or losses credited on such amounts, will be fully and immediately vested and nonforfeitable.

                                   ARTICLE 3.
                                 BENCHMARK FUNDS

     3.1. Benchmark Funds.

     (a) Selection by Committee. The Committee will select a number of investment vehicles such as mutual funds, index funds, or investment portfolios which will serve as benchmarks for investment of Participants' Accounts. Initially, the Benchmark Funds shall be the same investment vehicles as are available under the 401 (k) Savings Plan and the Money Purchase Plan. The Benchmark Funds will be used solely as hypothetical measuring devices to determine the returns to be credited on the amounts deferred by Participants.

     (b) Allocation by Participant. Each Participant may direct that his or her Account be allocated among one or more subaccounts, each of which will be credited with earnings or losses based on the investment performance of a Benchmark Fund selected by the Participant.

          (1) Unless directed otherwise by the Committee, each of a Participant's subaccounts will be credited on each business day with earnings or losses at the same rate as earnings or losses on such business day in the corresponding Benchmark Fund.

          (2) Except as otherwise determined by the Committee, a Participant may change the allocation of his or her Account among the Benchmark Funds effective on any business day. The Committee may establish reasonable rules for notice and cutoff times or other restrictions for reallocations among the Benchmark Funds.


          (3) If a Participant fails to specify a different allocation, all amounts credited to his or her Account will be deemed allocated to the Fidelity Retirement Money Market Portfolio Fund.

     (c) Number of Benchmark Funds. The Committee will establish the number of Benchmark Funds to be available for Participants' Accounts and may add additional Benchmark Funds, eliminate any Benchmark Fund, or designate another investment vehicle to be used as the measuring device for any Benchmark Fund. The Committee may limit the allocation of amounts to any Benchmark Fund to selected Participants.

     3.2. Source of Payments.

     (a) In-Service Withdrawal. Any amounts paid as an In-Service Withdrawal described in Section 4.2 will be withdrawn proportionately from all subaccounts to which the Participant's Account is allocated other than any subaccount reflecting an Annual Supplemental Benefit or amounts transferred to this Plan from another nonqualified deferred compensation plan, agreement, or arrangement pursuant to Section 2.5.

     (b) Post-Termination Distribution and Hardship Withdrawal. If a distribution after a Participant's termination is paid in installments or an amount is paid as a Hardship Withdrawal described in Section 4.3, each such installment or Hardship Withdrawal amount, as the case may be, will be withdrawn either proportionately from all subaccounts to which the Participant's Account is allocated or in such other manner as the Committee, in its sole discretion, shall determine.
                                      ARTICLE 4.
                             TERMINATION AND DISTRIBUTION

     4.1. Termination of Active Participation.

     (a) Direction by Committee. The Committee may direct that a Participant's active participation in this Plan be terminated at any time regardless of whether the Participant's employment with the Company and Affiliated Entities has terminated. If a Participant's active participation is terminated and he or she continues in employment with the Company or an Affiliated Entity, the Participant will not be eligible to defer additional Compensation, but his or her Account will continue to be deferred and will be credited with earnings or losses until distributed following his or her termination of employment or as an In-Service Withdrawal. Any such Participant may make or modify any elections regarding allocation of his or her Account among the Benchmark Funds and distributions in the same manner as an active Participant.

     (b) Termination of Employment. Each Participant's active participation in this Plan will terminate automatically upon the termination of his or her employment with the Company and all Affiliated Entities for any reason. Participation by an Outside Director will terminate upon the termination of his or her service as a director of the Company. Any election to defer made prior to termination of employment will be honored, subject to the distribution provisions of Section 4.4.

4.2. In-Service Withdrawals. Subject to the rules of this Section 4.2, a Participant may elect an In-Service Withdrawal of the part of his or her Account attributable to Compensation deferred with respect to a Plan Year pursuant to Section 2.2(d) on or after the Effective Date. No amounts attributable to deferrals prior to the Effective Date and transferred to a Participant's Account pursuant to Section 2.5 and no amounts representing an Annual Supplemental Benefit may be distributed as In-Service Withdrawals.

     (a) Election for In-Service Withdrawal. An election to receive an In-Service Withdrawal must be filed together with the Deferral Election for a Plan Year during the applicable Enrollment Period and must apply to all subaccounts for such Plan Year.

          (1)An In-Service Withdrawal may be paid in a single lump sum payment or in equal annual installments for a period of up to twenty
     (20) years, as specified by the Participant when making the election to receive an In-Service Withdrawal. All lump sum or installment payments of In-Service Withdrawals will be paid in January of the Plan Year in which scheduled.

          (2) By filing a written election at least twelve months prior to the scheduled date for a lump sum payment or the first installment of

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
     any In-Service Withdrawal, a Participant may elect to defer receipt of the In-Service Withdrawal. An In-Service Withdrawal may be further deferred one time but may not be accelerated, and any such deferral shall be for an additional period of not less than one year and shall not extend beyond the Participant's termination of employment. After the first installment of any In-Service Withdrawal is paid, the remaining installments may not be further deferred.

     (b) Effect of Termination of Employment If a Participant terminates employment before the date on which a lump sum In-Service Withdrawal is to be paid or during an installment period for an In-Service Withdrawal, then
(i) if the Participant has not attained age 55 at the time of such termination, the In-Service Withdrawal shall be void and the Participant's full account balance will be distributed under the rules for distribution after termination, and (ii) if the Participant has attained age 55 at the time of such termination, the lump sum distribution or additional installment distributions shall be made in accordance with the Participant's In-Service Withdrawal Election.

4.3. Hardship Withdrawals. The Committee in its sole discretion, upon request of a Participant, may direct that an extraordinary payment be made from a Participant's Account in case of an unforeseeable emergency (within the meaning of Section 457 of the Code and the regulations promulgated thereunder) that results in severe financial hardship. A Hardship Withdrawal may be permitted for (i) sudden and unexpected illness of the Participant or a dependent, (ii) significant uninsured casualty or property loss, or (iii) significant expenses attributable to similar extraordinary circumstances resulting from events beyond the Participant's control. A Hardship Withdrawal will be limited to the amount required for the demonstrated need. A Hardship Withdrawal will be paid in a single lump sum payment as soon as administratively convenient after the Committee approves the distribution.

4.4. Distribution of Account Following Termination.

     (a) Form of Distributions. Upon a Participant's termination of employment with the Company and all Affiliated Entities or termination of service as an Outside Director, the amounts credited to his or her Account, including accrued interest or earnings and losses, will be paid to the Participant or, in the event of the Participant's death, to his or her beneficiary.

          (1) If the balance in a Participant's Elective Deferral Subaccount or SERP Subaccount on the last day of the calendar quarter in which termination occurs is less than or equal to $50,000, or if the Participant's termination for any reason occurs prior to his or her attainment of age 55, the balance will be distributed in a single lump sum payment in the first month of the calendar quarter following the effective date of such termination. Any Compensation payable after the date of termination will not be eligible for deferral to the Elective Deferral Subaccount or the SERP Subaccount, as the case may be, to the extent that this Section 4.4(a)(1) applies to either such Subaccount, but will be paid in cash and any election to defer previously filed by the Participant will be void.

          (2)  If the balance in a Participant's Elective Deferral

     Subaccount or SERP Subaccount on the last day of the calendar quarter in which termination occurs is greater than $50,000 and the Participant's termination for any reason occurs following his or her attainment of age 55, distribution will be made either in (i) a lump sum, or (ii) in not more than 20 consecutive annual installments, as the Participant shall have elected. Any such lump payment or the first of any such installment payments shall be made in the first month of the calendar quarter following the effective date of such termination, and any subsequent installments shall be made each year thereafter during the distribution period as close as practicable to the anniversary of such first installment payment. Installments will be calculated in the manner described in Section 4.4(b).

     (b) Calculation of Installments. If a distribution is paid in annual installments, each installment payment (except the last) will equal the balance in the Participant's Account on the last business day preceding the date of payment divided by the number of remaining installments (including the installment being paid). The final installment will be equal to the balance in the Participant's Account on the date of payment.

     (c) Distribution Election. Each Participant may file a distribution election designating (i) whether distribution shall be in a lump sum or installments, and (ii) the number of years, not to exceed twenty (20), over which annual installments, if elected, are to be paid.

          (1) If his or her termination of participation occurs after attainment of age 55, the Participant's Account (if greater than $50,000) will be distributed as directed in the election filed by the Participant. If a Participant fails to file a distribution election, the distribution will be made in a lump sum in the month following the calendar quarter in which termination occurs.

          (2) If his or her termination occurs prior to attainment of age 55, any distribution election filed by the Participant will be void and the Participant's Account will be distributed as provided in subsection
     (a)(1).

          (3) Each Participant may file a distribution election during the initial Enrollment Period which will be effective immediately. A Participant may change his or her distribution election one time by filing a new distribution election which will become effective on the earlier of (i) the date which is 12 months after it is received by the Committee or (ii) the date of the Participant's death. If his or her participation is terminated for any reason other than death before the new distribution election becomes effective, the Participant's previous distribution election will govern or, if no previous distribution election has been filed, the default provisions in paragraph (1) will govern.

     (d) Beneficiary Designation. Each Participant will have the revocable right to make a written designation of one or more beneficiaries and one or more contingent beneficiaries. The designation of a beneficiary and contingent beneficiary, and any revocation and new designation, will be effective when received by the Committee.

          (1) In the event of a Participant's death prior to the payment of all amounts in his or her Account, remaining amounts will be paid to the Participant's beneficiary or beneficiaries. If the Participant is predeceased by his or her designated beneficiary or beneficiaries, all remaining amounts will be paid to the Participant's contingent beneficiary or beneficiaries. If no beneficiary is designated, or if all designated beneficiaries and contingent beneficiaries have predeceased the Participant, any unpaid amounts will be paid to the executor or other legal representative of the Participant's estate.

         (2) If distribution of the Participant's Account has begun in installments prior to his or her death, remaining installments will be paid when due to his or her beneficiary, contingent beneficiary, or estate, as the case may be, as determined in paragraph (1). If distribution has not yet begun, the Participant's Account will be distributed to his or her beneficiary, contingent beneficiary, or estate, as the case may be, in accordance with the distribution election filed by the Participant unless the balance in the Account is less than or equal to $50,000 in which event the balance will be distributed as provided in subsection (a)(1). Notwithstanding the foregoing, if a Participant has no surviving beneficiary or contingent beneficiary, the Committee may in its sole discretion direct that the unpaid balance in his or her Account be paid in a single lump sum payment to the Participant's estate.

                                      ARTICLE 5.
                                 ADMINISTRATION OF PLAN

     5.1. Committee.
(a) Composition. The Committee will consist of three or more members who will be appointed by the Chief Executive Officer. The members of the Committee will remain in office at the will of the Chief Executive Officer who may from time to time remove any of the members with or without cause and appoint his or her successor. The initial members of the Committee will be the Executive Vice President and General Counsel, the Vice President Human Resources, and the Treasurer of the Company. The Committee will have the general responsibility for the administration of the Plan and for carrying out its provisions.

(b) Membership. Each member of the Committee may (but need not) be an officer, director or employee of the Company. Any member of the Committee may resign by delivering his or her written resignation to the secretary of the Company and the secretary of the Committee, and such resignation will become effective upon the date specified therein. In the event of a vacancy in membership, the remaining members (even if fewer than three) will constitute the Committee with full power to act until the vacancy is filled.

     (c) Committee Action. The action of the Committee will be determined by the vote or other affirmative expression of a majority of its members. Action may be taken by the Committee at a meeting or in writing without a meeting. The members of the Committee will elect one of their number as chairman and will select a secretary who may (but need not) be a member of the Committee. The secretary will keep a record of all meetings and acts of the Committee and will have custody of all records and documents pertaining to its operations. Any member or the secretary may execute any certificate or other written direction on behalf of the Committee.

     (d) Delegation of Duties. The Committee may delegate all or any portion of its duties to a member of the Committee or another person selected to be Plan Administrator. The Committee may retain an independent record keeper for purposes of Plan administration and delegate to the record keeper the responsibility for maintaining Participants' Accounts and elections regarding deferrals, allocations among Benchmark Funds, and distributions.

5.2. Effect of Committee's Action.

     (a) Interpretation of Plan. The Plan will be interpreted by the Committee in accordance with the terms of the Plan and their intended meanings. However, the Committee will have the authority to make any findings of fact needed in the administration of the Plan, and will have the discretion to interpret or construe ambiguous, unclear or implied (but omitted) terms in any fashion it deems to be appropriate in its sole discretion. The validity of any such finding of fact, interpretation, construction or decision will not be given de novo review if challenged in court or in any other forum, and will be upheld unless clearly arbitrary or capricious.

     (b) Discretionary Authority. To the extent the Committee or any Committee delegate has been granted discretionary authority under the Plan, the prior exercise of such authority will not obligate it to exercise such authority in a like fashion thereafter.

     (c) Corrective Amendments. If, due to errors in drafting, any Plan provision does not accurately reflect its intended meaning, as demonstrated by consistent interpretations or other evidence of intent, or as determined by the Committee in its sole and exclusive judgment, the provision will be considered ambiguous and will be interpreted by the Committee in a fashion consistent with its intent, as determined by the Committee. The Committee will amend the Plan retroactively to cure any such ambiguity, notwithstanding anything in the Plan to the contrary.

     (d) Committee Actions Binding. This Section 5.2 may not be invoked by any person to require the Plan to be interpreted in a manner which is inconsistent with its interpretation by the Committee. All actions taken and all determinations made in good faith by the Committee will be final and binding upon all persons claiming any interest in or under the Plan.

                                   ARTICLE 6.
                                CLAIMS PROCEDURE

     6.1. Claims.

     (a) Claims for Benefits. Any claim for benefits by a Participant or anyone claiming through a Participant under the Plan shall be delivered in writing by the claimant to the Committee (or in such electronic form as designated by the Committee). The claim shall identify the benefits being requested and shall include a statement of the reasons why the benefits should be granted. The Committee shall grant or deny the claim. If the claim is denied in whole or in part, the Committee shall give written notice (or in such electronic form as designated by the Committee) to the claimant setting forth: (a) the reasons for the denial, (b) specific reference to pertinent Plan provisions on which the denial is based, (c) a description of any additional material or information necessary to request a review of the claim and an explanation of why such material or information is necessary, and (d) an explanation of the Plan's claim review procedure. The notice shall be furnished to the claimant within a period of time not exceeding 90 days after receipt of the claim, except that such period of time may be extended, if special circumstances should require, for an additional 90 days commencing at the end of the initial 90-day period. Written notice (or in such electronic form as designated by the Committee) of any such extension shall be given to the claimant before the expiration of the initial 90-day period and shall indicate the special circumstances requiring the extension and the date by which the final decision is expected to be rendered.

     (b) Appeals Procedure. A claimant who has been denied a claim for benefits, in whole or in part, may, within a period of 60 days following his receipt of the denial, request a review of such denial by filing a written notice (or in such electronic form as designated by the Committee) of appeal with the Committee. In connection with an appeal, the claimant (or his authorized representative) may review pertinent documents and may submit evidence and arguments in writing (or in such electronic from as designated by the Committee) to the Committee. The Committee may decide the questions presented by the appeal, either with or without holding a hearing, and shall issue to the claimant a written notice (or in such electronic form as designated by the Committee) setting forth: (a) the specific reasons for the decision and (b) specific reference to the pertinent Plan provisions on which the decision is based. The notice shall be issued within a period of time not exceeding 60 days after receipt of the request for review; except that such period of time may be extended, if special circumstances (including, but not limited to, the need to hold a hearing) should require, for an additional 60 days commencing at the end of the initial 60-day period. Written notice (or in such electronic form as designated by the Committee) of any such extension shall be provided to the claimant prior to the expiration of the initial 60-day period. The decision of the Committee shall be final and conclusive.

     (c) Exhaustion of Remedies. The procedures under this Section 6.1 shall be the exclusive procedures for claiming benefits under the Plan. No legal or equitable action for benefits under the Plan shall be brought unless and until the claimant (i) has submitted a written application for benefits (or in such electronic form as designated by the Committee) in accordance with Section 6.1(a), (ii) has been notified by the Committee that the application is denied, (iii) has filed a written request for a review of the application in accordance with Section 6.1(b) and (iv) has been notified in writing that the Committee has affirmed the denial of the application; provided that legal action may be brought after the Committee has failed to take any action on the claim within the time prescribed in Section 6.1(b).

     (d) Limitation on Commencing Actions. In no event may any legal or equitable action for benefits under the Plan be brought in a court of law or equity with respect to any claim for benefits more than one (1) year after the final denial (or deemed final denial) of the claim by the Committee.

                                  ARTICLE 7.
                                MISCELLANEOUS

     7.1. Amendment or Termination of Plan. The Company reserves the right to amend or terminate this Plan at any time provided that no amendment or termination will reduce any Participant's Account. Amendment or termination will be by written instrument executed by the Chief Executive Officer.

     7.2. Construction. Unless the context of this Plan clearly requires otherwise, references in the plural will include the singular and references in the singular will include the plural. The section and other headings contained in this Plan are for reference purposes only and will not or affect the construction of this Plan or its interpretation in any respect. Section and subsection references are to this Plan unless otherwise specified.
     7.3. Funding.

     (a) This Plan is an unfunded plan of deferred compensation which is not intended to meet the qualification requirements of Section 401 of the Internal Revenue Code. Each Participant's Account represents the unsecured contractual obligation of the Company.

     (b) Although not obligated to do so, the Company may choose to set aside funds or other assets to assist in funding its obligations under this Plan. Such funds or assets may be placed in trust with a trustee selected by the Committee subject to such agreement as the Committee may approve.
The Committee will direct the investment of any such funds in a manner designed to assist the Company in meeting its obligations and may (but is not obligated to) choose to invest in the investment vehicles selected as Benchmark Funds. The principal and any earnings on funds set aside in trust will be used exclusively to assist the Company in meeting its obligations under this Plan, but Participants and any beneficiaries will have no preferred claim on, or any beneficial ownership in, any assets of the trust prior to the time any such assets are paid to the Participants or beneficiaries as benefits. All assets in the trust will be subject to the claims of the Company's general creditors under state and federal law in the event of insolvency or bankruptcy of the Company.

      (c) No Participant will have any right, title, or interest in or to any investments which the Company may make to aid in meeting its obligations under this Plan. Nothing contained in this document, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between the Company or the Committee and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to this Plan, such rights will be no greater than the right of an unsecured creditor of the Company.

     7.4. Participant's Interest. No Participant may assign, transfer, alienate, or encumber in any manner his or her interest under this Plan. No Participant may borrow funds and grant a security interest or otherwise pledge his or her rights under this Plan. No provision of this Plan will be construed to limit the right of the Company to discharge any Participant or to confer upon any Participant the right to continued employment or any other right not specifically granted in this document.

     7.5. Governing Law. This Plan and all rights thereunder, and any controversies or disputes arising with respect thereto, shall be governed by and construed and interpreted in accordance with the laws of the State of New York, applicable to agreements made and to be performed entirely within such State, without regard to conflict of laws provisions thereof that would apply the law of any other jurisdiction.